Room 4561

August 3, 2007

Mr. John P. Goldsberry
Senior Vice President and
 Chief Financial Officer
Gateway, Inc.
7565 Irvine Center Drive
Irvine, CA  92618

> **Re:** **Gateway Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 26, 2007**
> **File No. 001-14500**

Dear Mr. Goldsberry:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Very truly yours,


Mark Kronforst
Accounting Branch Chief